HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

April 5, 2007	FILE NO: 68748.000002

VIA EDGAR AND BY HAND

Ms. Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 205490-7010

Re:	FBR Capital Markets Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed April 4, 2007
File No. 333-138824

Dear Ms. Long:

As counsel to FBR Capital Markets Corporation, a Virginia corporation (the “Company” or “FBR Capital Markets”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-138824) (the “Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your comment letter dated March 23, 2007.

For convenience of reference, each Staff comment contained in your comment letter dated March 23, 2007 is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Nudrat Salik, Rufus Decker, Brigitte Lippmann and Lesli Sheppard a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 2 to the Registration Statement filed with the Commission on March 14, 2007. The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in the Company’s responses appearing below are

Ms. Pamela Long, Assistant Director

April 5, 2007

to pages of the marked version of Amendment No. 3. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Our Principal Business, page 5

1.	You disclose on February 9, 2007 that you acquired certain assets and a team of more than two dozen investment banking professionals from Legacy. Please also disclose the terms of this transaction, including the consideration paid.

Response: The Company has revised pages 3,4 and 70 of the prospectus in response to the Staff’s comment.

We have incurred losses in recent periods . . . , page 17

2.	Please also quantify and state the losses you have incurred in recent periods.

Response: The Company has revised page 17 of the prospectus in response to the Staff’s comment.

Selling Shareholders, page 37

3.	We note your response to comment 20 in our letter dated December 14, 2006; however, please identify the transactions under which each seller acquired the securities that are being registered. For example, describe the option agreement under which shares are to be issued to Forest Holdings.

Response: The Company has revised page 35 of the prospectus in response to the Staff’s comment.

Ms. Pamela Long, Assistant Director

April 5, 2007

Management’s Discussion and Analysis

Executive Summary of Segment Results, page 42

4.	We note your response to comment 26 in our letter dated December 14, 2006. It does not appear that you have provided a discussion with quantification of the business reasons for the changes between periods in the pre-tax income (loss) for the principal investing segment. Please advise where this disclosure is provided or revise as necessary.

Response: The Company acknowledges the Staff’s comment and has revised pages 44 and 45 of the prospectus in response to the Staff’s comment.

Results of Operations, page 47

5.	Please discuss the overall market conditions that impact your investments in mortgage-backed securities and the impact of these market conditions during each period presented as well as the period subsequent to December 31, 2006. Please discuss the impact these conditions are reasonably likely to have on your results of operations in future periods. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and notes that the primary focus of the Company’s principal investing activities is expected to be merchant banking investments, but that from time-to-time the Company will invest its liquid capital in highly rated investments such as money market funds, U.S. government securities and agency mortgage-backed securities (MBS). The Company first invested in such MBS during the fourth quarter of 2006, and all of our MBS investments were issued by either Fannie Mae or Freddie Mac. Accordingly, these investments are subject to interest rate risk, but based on the agency-backing, are considered “AAA equivalent” rated securities relative to credit risk. Considering the nature of the Company’s investments in MBS, as described above, we believe that the disclosures included in – “Quantitative and Qualitative Disclosures about Market Risk” provide adequate disclosure of the overall market conditions that impact the Company’s investments in MBS as of December 31, 2006. Reference to such disclosures is included on page 48 of the prospectus under “Liquid Capital.”

Ms. Pamela Long, Assistant Director

April 5, 2007

Liquidity and Capital Resources, page 55

6.	We note your response to comment 30 in our letter dated December 14, 2006. It does not appear that disclosure has been provided to highlight the significant variations between net income (loss) and operating cash flows. It also does not appear that you have provided a discussion of the implications of this variance on liquidity and earnings trends. Please further advise where this disclosure has been provided or revise as necessary.

Response: The Company acknowledges the Staff’s comment and has revised pages 54 and 55 of the prospectus in response to the Staff’s comment.

7.	We note your response to comment 32 in our letter dated December 14, 2006. We remind you that Section 501.10 of the Financial Reporting Codification states that you should provide disclosure of any material impact on liquidity and operations or risk due to significant exposure of repurchase and reverse repurchase agreements. In addressing the impact on your operations for any given period, you should consider all transactions during the period not only those existing at the balance sheet date. Please further advise how you determined further disclosure was not required or revise as necessary.

Response: The Company acknowledges the Staff’s comment and has revised page 57 of the prospectus in response to the Staff’s comment.

8.	We note your response to comment 35 in our letter dated December 14, 2006. Please disclose the supplemental information provided in your response related to the amounts reflected in the minimum rental commitments line item as well as the additional information regarding the weighted-average interest rate and weighted-average term to maturity.

Response: The Company acknowledges the Staff’s comment and has revised page 58 of the prospectus in response to the Staff’s comment.

Ms. Pamela Long, Assistant Director

April 5, 2007

Our Business, page 67

9.	We note your response to comment 46 in our letter dated December 14, 2006. Since you provide risk factor disclosure regarding your significant exposure to legal liability, please provide your response to this comment in the prospectus.

Response: The Company has revised page 75 of the prospectus in response to the Staff’s comment.

Executive Compensation, page 89

10.	We note your disclosure that you have not paid and do not intend to pay any annual cash compensation to your executive officers. Please note that you are required to comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Given that you have paid compensation in the form of options to your executive officers, please include all of the information required by Item 402 of Regulation S-K with respect to this compensation, including a compensation discussion and analysis and tables in the form required by Item 402.

Response: The Company advises the Staff that no executive compensation was paid during 2006. The options that were granted to the Company’s executive officers in connection with the private offering in July 2006 have been granted subject to the Company’s Board of Directors establishing certain performance-based vesting requirements. These performance-based vesting requirements have not been established by the Company’s Board of Directors as of the date hereof. Consequently, the option grants to the Company’s executive officers that were approved in connection with the Company’s private offering in July 2006 will not be granted for financial reporting and accounting purposes until these performance based vesting requirements are approved. The Company advises the Staff that it expects the Board of Directors to approve the performance-based vesting requirements prior to the effective date of the Registration Statement. Accordingly, the Company has revised the disclosure on pages 10, 90, 91, 92, 94, 102, 103 and 108 of the prospectus to reflect the fact that options to purchase a total of 724,500 shares have been granted subject to the establishment of certain performance-based vesting requirements by the Company’s Board of Directors. The Company advises the Staff that it will comply with all of the executive compensation disclosure requirements under Item 402 of Regulation S-K when the Company reports executive compensation for the 2007 fiscal year.

Ms. Pamela Long, Assistant Director

April 5, 2007

Certain Relationships and Related Party Transactions, page 96

11.	We note your response to comment 50 in our letter dated December 14, 2006. However, please disclose the nature and amount of anything of value received by each promoter as required by Item 404(c)(1) of Regulation S-K.

Response: The Company has revised page 88 of the prospectus in response to the Staff’s comment.

Financial Statements

Note 3. Related-Party Transactions, page F-14

12.	We note your response to comment 60 in our letter dated December 14, 2006. It remains unclear which type of allocation methods are used for each cost allocated. For example, you state that executive compensation costs allocated to you represent your proportionate share of executive compensation payable to FBR Group executive officers under the applicable years’ FBR Group Key Employee Incentive Plan. Please clarify how your proportionate share is determined, including whether it is based on the number of hours spent. Please expand your disclosure related to each material cost. In a similar manner, discuss how you allocate overhead costs to your affiliates when providing services on their behalf.

Response: The Company has revised pages F-14 and F-15 of the prospectus in response to the Staff’s comment.

Note 4. Investments

Long-term Investments, page F-19

13.	We note your response to comment 63 in our letter dated December 14, 2006. Please tell us how you determined that you did not need to provide the disclosure referred to in paragraphs 4.68 and 4.69 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities regarding reasonably possible changes in your estimate.

Response: The Company acknowledges the Staff’s comment and has reviewed the guidance in paragraphs 4.68 and 4.69 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities and paragraphs 12 and 13 of SOP 94-6. With respect to the Company’s long-term investments, Note 2 to the financial statements, under the

Ms. Pamela Long, Assistant Director

April 5, 2007

caption Securities and Principal Investments, discloses information regarding investment valuations, including various risks and uncertainties underlying investment valuations. Based on the Company’s assessment of events subsequent to December 31, 2006, the Company did not identify any instances where it believes the criteria in paragraphs 4.68 had been met that would require disclosure (i.e., there were no material changes in the valuation of the investments). In response to the Staff’s comment, the Company has included additional disclosure on page F-10 of the prospectus to specify that fair value amounts and estimates are subject to change based on changes in market conditions, industry conditions and the underlying performance of the investments and that it is reasonably possible that such fair values will change in the near term based on market factors.

14.	We note your response to comment 64 in our letter dated December 14, 2006. Please tell us how you determined it was appropriate to classify the mortgage-backed securities as available-for-sale instead of trading pursuant to paragraph 12 of SFAS 115.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company classified these securities as available-for-sale upon their acquisition based on its consideration of the guidance in paragraph 12 of SFAS 115 as well as the guidance in Question 34 of the SFAS 115 Implementation Guide. The Company advises the Staff that these investment purchases were not made for the purpose of creating an actively managed trading portfolio and are not held in the broker-dealer entity. For example, these investments were not purchased with the anticipation that they would be sold in a matter of hours or days as discussed in Question 34 of the SFAS 115 Implementation Guide. In fact, during 2006, the Company did not sell any of the securities acquired during the year and designated as available-for-sale. Accordingly, the Company concluded that designating the investments as available-for-sale was the appropriate investment classification based on the Company’s intentions.

Ms. Pamela Long, Assistant Director

April 5, 2007

Note 14. Segment Information, page F-33

15.	We note your response to comments 74 and 75 in our letter dated December 14, 2006. Please provide us with all of the financial information provided to your CODM for each of the last three years. Please also tell us whether discrete financial information is prepared at a lower level than your current reportable segments and explain to us who utilizes this information and for what purpose. Please also provide us with the financial information you provide to your Board of Directors.

Response: The Company has responded to this comment under separate cover in a letter addressed to Ms. Nudrat Salik for which confidential treatment has been requested under Rule 83 and Rule 12b-4.

Draft Form of Legal Opinion

16.	Please revise assumption (v) in the first paragraph on page 2 to reflect that you are not making this assumption with respect to the company.

Response: We have revised the form of legal opinion to make clear that we are not making this assumption with respect to the Company. The legal opinion of Hunton & Williams LLP will be filed as Exhibit 5.1 in a subsequent pre-effective amendment to the Registration Statement.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (804) 788-7366.

Sincerely,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Nudrat Salik
Rufus Decker
Brigitte Lippmann
Lesli Sheppard
William Ginivan